02028401

March 29, 2002

SUPPL

RECEIVED
APR 0 9 2002
384

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: ERG Limited (the "Issuer") -
<u>File Number 82-2372</u>

To Whom it May Concern:

On behalf of the Issuer, we enclose filings for ERG Media Release (lodged with the Australian Stock Exchange).

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Sincerely yours,

Mark R. Saunders

PROCESSED
APR 1 9 2002
THOMSON
FINANCIAL

Enclosure

dlw 4/16

March 29, 2002

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: ERG Limited (the "Issuer") -
File Number 82-2372

To Whom it May Concern:

On behalf of the Issuer, we enclose filings for ERG Media Release (lodged with the Australian Stock Exchange).

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Sincerely yours,

Mark R. Saunders

Enclosure

The contents of this fax are confidential and may only be used or disclosed by the addressee.

TO	Mark Saunders				
AT	Greenberg Traurig				
FAX	0015 1 212 801 6400				
REF	CMP-0014-01				
FROM	Clare Barrett-Lennard	**DATE**	19 March 2002		
FAX	+61 8 9273 1208	**PHONE**	+61 8 9273 1111	**PAGES**	4
RE	**Australian Stock Exchange Filing**				

ERG
GROUP

Dear Sir

I enclose the following document lodged with the Australian Stock Exchange today:

- Media Release headed "ERG Closes Proton Acquisition".

Yours faithfully

Clare Barrett-Lennard
Company Secretary

Filing received by Greenberg Traurig:

Name: ______________________

Date: ______________________

FACSIMILE

ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP

j:\users\cosec\compliance\cmp-0014\cmp-0014-01\greenbergfax190302.doc

FAXED 19 MAR 2002

ERG GROUP

TO	Company Announcements Office				
AT	Australian Stock Exchange Limited				
FAX	1300 300 021				
REF	CMP-0014-01				
FROM	Clare Barrett-Lennard	**DATE**	19 March 2002		
FAX	+61 8 9273 1208	**PHONE**	+61 8 9273 1111	**PAGES**	3
RE	**Announcement**				

Dear Sirs

I enclose the following:

- Media Release headed "ERG Closes Proton Acquisition".

Yours faithfully

Clare Barrett-Lennard
Company Secretary

FACSIMILE

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ACN 009 112 725 a member of the ERG Group

DATE 19 March 2002
CONTACT Shaun Duffy – General Manager Investor Relations
PHONE +61 8 9273 1879
FAX +61 8 9273 1208
EMAIL sduffy@erggroup.com

ERG GROUP

MEDIA RELEASE

ERG Closes Proton Acquisition

ERG today announced the successful closing of the acquisition of Belgian-based high security, payment and identity smart card company, Proton World.

The acquisition positions the ERG Group to offer high security, payment and identity capability to complement its market leading position in automated fare collection. The transaction sees American Express, Visa, Banksys and Interpay Nederland become shareholders in ERG. Collectively the four companies will hold approximately 75.5 million shares, representing 8.1% of ERG's outstanding capital. The holdings are subject to restrictions on trading for two to three years.

As part of the acquisition, American Express, Banksys and Interpay Nederland agreed to enter into five to seven year service level agreements that are expected to generate revenue in excess of $200 million over that time.

Integration of the operations of the two companies has been under way for some time in anticipation of the legal closure of the acquisition. The companies have been evaluating their two Belgian sites, R&D processes and resources required. The annual savings foreshadowed in the prospectus, of $8–$12 million for R&D and $1–$3 million for administrative costs, are on target.

ERG Chief Executive, Mr Peter Fogarty said: "We are focused on building our levels of recurring revenue and the long-term contracts to be entered into as part of this transaction are a significant addition on that front.

"Our existing customers are increasingly looking for multifunction capability in their smart cards. Closing this transaction gives ERG control of two of the most powerful technologies in the industry."

Full details of the acquisition were discussed in ERG's rights issue prospectus dated 31 October 2001. The prospectus is available on ERG's website at the following location: www.erggroup.com/invst_relations/prospectus/index.htm

–END–

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ABN 23 009 112 725 a member of the ERG Group

19 March 2002

ERG Closes Proton Acquisition

BACKGROUND INFORMATION

ERG Group

ERG Group is a world leader in the development and supply of integrated fare management and software systems for the transit industry and technologically advanced smart card systems and services. In 2000/2001, ERG's revenue totalled A$299.9 million. The Group has established market leadership for its integrated multi-application smart card management technology. ERG is an Australian-based company listed on the Australian Stock Exchange.

Proton World

Proton World is a Belgian-based company that develops multi-application, high-security, payment and identity smart card systems and applications based on its own proprietary intellectual property – Proton technology. Proton technology is a scalable technology that is targeted at both large enterprise multi-issuer schemes and small closed environments and has been sold to licensees in 24 countries around the world. Over 35 million Proton-based smart cards are in circulation worldwide on a network of over 300,000 terminals.

A detailed discussion of Proton World is contained in the rights issue prospectus available on ERG's website at the location noted above.

The contents of this fax are confidential and may only be used or disclosed by the addressee.

ERG GROUP

TO	Mark Saunders				
AT	Greenberg Traurig				
FAX	0015 1 212 801 6400				
REF	CMP-0014-01				
FROM	Clare Barrett-Lennard	**DATE**	18 March 2002		
FAX	+61 8 9273 1208	**PHONE**	+61 8 9273 1111	**PAGES**	20
RE	**Australian Stock Exchange Filing**				

Dear Sir

I enclose the following announcement lodged with the Australian Stock Exchange today:

- "Half Year Report".

Yours faithfully

Beth Jones

for **Clare Barrett-Lennard**
Company Secretary

Filing received by Greenberg Traurig:

Name: ....

Date: ....

FACSIMILE

J:\users\cosec\compliance\cmp-0014\cmp-0014-01\greenbergfax180302.doc

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/03/2002

TIME: 08:44:15

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

ASIC Half Yearly Accounts

FACSIMILE

ERG GROUP

Your ref
Our ref CMP-0014-01

Fax 1300 300 021
Pages 19

FAXED 15 MAR 2002

15 March 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4 Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sirs

Half Year Report

We refer to the Appendix 4B lodged with the ASX on 11 March 2002 and now attach our half-year report for the six months ended 31 December 2001, together with the independent review by the Group's auditors.

The auditors have issued an unqualified independent review report with an emphasis of matter in accordance with Australian Auditing Standard AUS 706. This review indicates the auditors believe the Directors have provided an adequate disclosure of the risks associated with the company and the industry in which it operates in Note 1 - Basis of Preparation of Half Year Financial Report.

The financial results reported for the half year contain a significant impact from a decision taken by Directors to make adjustments to the carrying value of certain assets. These decisions were made by Directors to ensure a consistent and conservative application of accounting standards across the Group. The largest adjustments were made to the Investments in Equity Associates where investments had arisen through the receipt of shares in those entities in exchange for licenses to ERG's technology. It is difficult to precisely measure the returns these entities are expected to generate, however the Directors are confident these entities will provide significant value in the future.

The effects of the accounting adjustments caused ERG to breach to certain financial ratio covenants in its banking facilities. ERG discussed this situation with its bankers and obtained waivers from each of them in respect of these breaches.

We are mindful of the current corporate climate, and respect the processes undertaken by the auditors. We believe the disclosure provided in the attached document provides a detailed discussion that will be valuable for shareholders in understanding our company and the industry in which we operate. The Directors remain firmly of the view that current and intended funding arrangements will allow ERG to achieve our goals.

Yours faithfully

Clare Barrett-Lennard
Company Secretary

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone +61 8 9273 1100 Facsimile +61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ACN 009 112 725 a member of the ERG Group

ERG Limited ABN 23 009 112 725
Half-Year Report – 31 December 2001

Contents

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2001 and any public announcements made by ERG Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

ERG Limited and Controlled Entities
Directors' Report

Your Directors present their report on the consolidated entity consisting of ERG Limited and the entities it controlled at the end of, or during, the half-year ended 31 December 2001.

Directors

The following persons were Directors of ERG Limited during the whole of the half-year and up to the date of this report:

A S Murdoch, P J Fogarty, E L Bolto, G L Crew, D J Humann

Review of Operations

A summary of consolidated revenues and results for the half-year is set out below:

	2001 $'000	2000 $'000
(Loss)/profit from ordinary activities before income tax expense	(195,567)	16,435
Income tax expense	(3,870)	(303)
(Loss)/profit from ordinary activities after income tax expense	(199,437)	16,132
Less: Net profit attributable to outside equity interests	–	–
Net (loss)/profit attributable to members of ERG Limited	(199,437)	16,132

Comments on the operations and the results of those operations are set out below:

Half-Year Results

The Directors of ERG Limited ("the Group") resolved, following a comprehensive review of the financial position and results of the Group for the half-year ended 31 December 2001, to make a one off write-down of the carrying value of a number of the Group's current and non-current assets.

The Group also incurred a substantial operating loss (due primarily to the exclusion of non-cash licence fees) and negative operating cash flows during the half-year under review.

The write down of assets initiated by the Directors, combined with the operating loss, has resulted in the Group entering a technical breach of a number of its banking covenants as calculated at and for the period ending 31 December 2001. These breaches have been waived by each of the bankers to the Group. There were no breaches of the covenants in the convertible note deeds.

The Group recorded a net loss after tax of $199.4 million on revenue of $136.4 million for the half-year.

The result includes a one off non-cash accounting adjustment to asset carrying values of $155.4 million. The principal component of the adjustment comprises the write off (and provisions for diminution in value) of investments made in previous financial years in unlisted companies which have purchased licences to the Group's technology.

The Directors have not sought to include in revenues or profits, licence fees attributable to the Group's technology. The value of such licences was approximately $55 million. The Directors consider the non-inclusion of revenues or profits from these sources is a conservative practice which has now been consistently applied across the Group in this period.

The Directors are confident that the business plans of these investee entities will prove to be successful; however at this date it is difficult to measure precisely the returns these investments will generate in the future.

The Group reported a net cash in bank balance at 31 December 2001 of $107.1 million. It should be noted that a further $13.9 million in receivables (the balance of proceeds from the rights issue) was paid to the Group on 4 January 2002. Cash expenditure on operations, interest and research and development (R&D) for the period was $178 million and receipts from operations were $141.5 million resulting in a net operating cash outgoing of $36.5 million.

The net use of funds in operations has been caused by the following events:

- Delays in the announcements of major new projects, including Sydney and Seattle and tender decisions such as Brisbane and Montreal. The Group has incurred significant mobilisation expenses in anticipation of the commencement of such projects. A factor in the delay has been litigation commenced by a competitor against an important customer. The Group is not a party to this litigation.
- Investment in the start-up phase of the Group operating companies in Rome and San Francisco.
- Delays in the receipt of project receivables from customers, notably in Melbourne.
- The onerous cost of time and conditions applying to the preparation of tenders and negotiation of contracts with customers and the cost of opposition tactics and litigation instigated by competitors in the tender process.
- The rapidly increasing cost and difficulty in obtaining performance bonds. There is an unhealthy trend where customers increasingly attempt to impose massive bonding requirements on contractors. The availability and cost of bonding facilities have been adversely affected by events such as the terrorist attacks of September 11 2001.

Business Strategy

The Group is engaged in the business of developing and commercialising its smart card and electronic ticketing solutions. Its present success has been based on its participation in major transit system applications of its software systems for example in Melbourne, Hong Kong, Rome, San Francisco and Singapore. The Group currently has on hand contracts or tender awards having a total value in excess of A$2 billion.

The Group has achieved a recognised dominance globally in the development and implementation of integrated smart card systems in the transit arena.

The Group's recently announced purchase of Proton World International (PWI) will lead it to develop solutions in the very large banking and credit card markets. There will be some opportunities to integrate transit and banking systems, and to present regional and national infrastructure solutions. The value of the cash flow from these long-term contracts is similar to that recognised in other infrastructure projects such as toll roads.

Ongoing Business Risks

The life cycle of such development and commercialisation projects may be as long as seven to ten years. Investments in R&D and in the mobilisation and development of major contracts involve large capital expenditure and human resources budgets.

The recoverability of the non-current assets arising from these endeavours depends on future events which involve risks and uncertainties, some of which are outside the control of the Group. These events may include:

- economic conditions in the markets in which the Group operates;
- consumer acceptance of smart card and electronic ticketing solutions;
- the timing and result of tender decisions dictated by customers;
- changes in scope and contract conditions imposed by the customer;
- changes or faults inherent or induced in the software systems and hardware supplied by the Group;
- vandalism affecting the system and its associated hardware;
- litigation commenced against the Group by customers or competitors;
- natural disasters and human intervention (hacking) affecting transport, banking and credit card systems;
- changes in legislation affecting the operations of transit, banking and credit card systems and usage; and
- in addition, the recent announcement of a major acquisition in a new field of enterprise, Proton World International (PWI), which entity operates as a systems solution provider to the banking and credit card sectors, creates both additional opportunities and risks for the Group.

Risks in the PWI Acquisition

Reliance on Strategy

The Group expects the acquisition of PWI to result in significant value creation, as it provides a logical extension to the Group's growth strategy of integrating multi-application smart card solutions with its transit ticketing services. The

ERG Limited and Controlled Entities
Directors' Report

Group's future success relies heavily on the successful implementation of this strategy. It will also require significant ongoing contribution of capital funds.

Successful execution of this strategy will require variations to the Group's sales and marketing focus, an enhanced product development effort and the Group successfully applying its core competencies in the development of transit ticketing systems to the multi-application smart card solutions market. There are execution risks inherent in these initiatives and no assurance can be given that the Group will be successful in their implementation.

The Group's growth strategy also relies heavily on market acceptance of multi-application smart cards and, in particular, the Group's smart card technology. There is a risk that market acceptance of the Group's smart card services will not be as high as the Company expects, or that market acceptance may take longer than expected to materialise, in which case the Group's future revenues and profits could be adversely affected.

Integration Risk

The Group's ability to create value from the acquisition of PWI will also depend upon its ability to integrate successfully PWI's operations, systems, culture, R&D, sales marketing and administrative functions with those of the Group. There is a risk that the Group may not be able to integrate PWI with its existing business in one or more of these areas, or that successful integration may take longer than expected to achieve. The inability of the Group to integrate PWI with its existing business could have a material adverse effect on the Group's funding needs and operating and financial results.

Research and Development

The Group and PWI will continue to develop products that are leading the field in multi-application and security systems for smart cards. There is a risk that the R&D costs associated with delivering contracted products and in developing new products exceed the costs estimated by the Group and place a requirement for additional funding on the Group. The Group has controls in place to manage these risks and continually reviews the R&D effort to ensure the focus is on customer driven applications.

Technology and Intellectual Property Risks

The market for PWI's products is characterised by rapidly changing technology, evolving industry standards and frequent product innovations and enhancements. In addition to continuously developing and modifying its technology, the Group must also protect the technology and intellectual property it develops through appropriate copyrights, patents, trademarks and licences.

There is a risk that the Group's competitors may develop an alternative technology that proves to be more successful than smart cards or that intellectual property developed by the Group may be misappropriated, or substantially similar technology or intellectual property to that developed by the Group may be legally developed, patented and used by competitors. The failure or inability of the Group to develop new technology and to protect its intellectual property may reduce the Group's competitive position and financial performance. It may require the investment of further funds to modify existing systems and technology and result in a diminution in the value of the investment by the Group in PWI.

Reliance on Key Personnel

All key employees of PWI, including senior management, have employment contracts with PWI. The Group's future success will be affected by its ability to employ and retain key personnel, including existing employees of PWI. There is a risk that the Group may not be successful in attracting and retaining such personnel, or that key PWI employees may terminate their employment contracts at short notice and at a high cost to PWI.

Subcontractor Risk

PWI is relying on a small number of subcontractors for the provision of certain services. If these subcontractors fail to perform or seek alternative subcontracting opportunities, there is potential for delay of the rollout of PWI products and an associated cost.

Increased Foreign Exchange Exposure

A significant proportion of earnings and cash flows from the acquisition of PWI will be denominated in foreign currencies,

and therefore subject to currency fluctuation. In addition, the cash component of the acquisition price for PWI is payable on foreign currencies and so the Group bears the risk of any adverse movements in the relevant exchange rates. The Group has an appropriate hedging strategy in place to manage foreign currency risks.

Reliance on Information

The Group has conducted thorough legal and financial due diligence on PWI in order to make a more informed assessment of PWI's operational and financial profile and prospects. This due diligence process has relied heavily upon information provided by PWI. There is a risk that this information has been incorrect, misinterpreted or insufficient.

General Risks

A number of factors outside the control of the Group may significantly impact on the Group, its performance and the price of its shares. These factors include economic conditions in Australia and internationally; relative changes in foreign exchange rates, particularly the relationship between the US Dollar and the Australia Dollar; investor sentiment and local and international stock market conditions; changes in fiscal, monetary and regulatory policies such as inflation and changes to interest rates; and developments in technology markets generally. Investors should recognise that revenues, expenses and cash flows could be negatively affected by any of the above factors, which in turn may affect the price of shares in the Group.

Ongoing Board and Management Initiatives

The Board and management of the Group are undertaking a series of concurrent initiatives to ensure cash flows from operating activities are managed closely and that sufficient cash reserves and current account receivables from customers are available.

The key factors are:

- The successful retention of the Group's core banking facilities and successful conclusion of negotiations, which are in progress, to increase and further extend these facilities.
- To continue and rapidly conclude negotiations to accelerate the collection of major receivables from customers, particularly the Melbourne scope creep claim.
- To reduce the level of R&D expenditure now that the development of the Group's core MASS (multi-application smart card solution) technology is substantially completed. Each project will require a certain level of customisation which will require an investment by the Group and the negotiation of a profitable recovery from the customer concerned.
- The installation phase of several contracts is nearly complete, ie San Francisco, Rome and Singapore. The extent, speed and cost of demobilising office facilities, equipment and of human resources applied to these contracts is subject to close review by senior management.

  The carrying value of work-in-progress on these contracts will also be subject to close continuing review as to recoverability from future maintenance and operating revenues.
- Our valuable people will be retained for assignment to anticipated new contracts in cities such as Sydney and Seattle.
- The overall payroll cost for the Group is our most significant expense.

  Our human resources are our most valuable asset; however management must and will ensure an appropriate match of human resources and their cost to known contract work in progress. Action to reduce costs has already commenced with annualised cost savings of $14 million achieved for February 2002.
- The Board has decided to add two independent Non-Executive Directors to the Board.

Ongoing Funding Initiatives

- The Board and management of the Group will limit the amount of cash and time invested in contracts at all times and particularly in the start-up phase of new and future contracts.

  A major commercial bank has indicated its willingness to provide the required funding for contracts likely to be awarded in the near future.

  A project financing structure is likely to be negotiated for future major project installations.
- The Group is presently negotiating alliance relationships with several major industrial corporations which operate mainly in the Northern Hemisphere.

The primary objective of these alliance relationships is for these entities to join with the Group in bidding, delivering and funding major new projects. It is seen that the relationships will extend beyond transit systems to multi-application smart card system applications (including banking credit card and government applications) in their regions of influence.

Alliances with major corporations are required because of the long-term nature of the Group's contracts and the size of the funding required. Funding requirements include both direct investment funding of work-in-progress in establishing the system and the escalation (in amount and in bonding and bond insurance costs) since the September 11 incident. To put this into context, the new work order book for the Group totals A$2 billion at present and bonding facilities now total $209 million.

- The Board and management have developed a strategic plan to build and strengthen the Group's Balance Sheet.

Conclusion

Risk and Focus

The Group operates in a significant global industry and is placed at the forefront of smart card technology. The nature of the infrastructure projects in which we are involved demands very significant capital investment. Funding of these investments for the appropriate quantum, term and cost has been and continues to be a key focus of the Directors and management.

The levels of funding required and the long-term nature of the supply and operating contracts conducted by the Group are a significant and inherent risk in the Group's business; however the funding initiatives described above will, if successful, address and satisfy the needs of the Group to continue as a going concern and the Directors have reasonable expectations that the various negotiations discussed above will reach satisfactory conclusions.

Financial Reporting Basis

The Directors believe that the Group will be successful in all or a significant proportion of the above ongoing initiatives. For this reason they have prepared the half-year's financial report on a going concern basis.

However, the continuing viability of the Group and its ability to continue as a going concern and to meet its debts and commitments as they fall due are dependent upon the Group continuing to be successful managing some or all of the above risks.

The main issue bearing on the status of the Group as a going concern is the timing of the completion of the contractual and funding initiatives described above. Should a material number of these initiatives fail to be completed on a timely basis a condition of significant uncertainty as to going concern status may arise. As stated above, the Directors do not believe at this date that the initiatives will not be completed on a timely basis.

At this date, the Directors are of the opinion that no asset is likely to be realised for an amount less than the amount at which it is recorded in the half-year statement of financial position at 31 December 2001. Accordingly, no adjustments have been made by the Directors to the half-yearly financial report relating to the recoverability and classification of the asset carrying value amounts or the amounts and classification of liabilities that might be necessary should the Group not continue as a going concern.

Shareholder Value

The Directors are confident the success achieved to date will yield a profitable long-term revenue stream for the Group and an improvement to the value of the Group attributable to our shareholders.

The Group's forecast for the second half of 2002 and the forecast for June 2003 full year, show, subject to the risks highlighted above, and in particular timing delays on major projects, that the Group will generate a profit in both periods.

ERG Limited and Controlled Entities

Directors' Report

Individually significant items

The results were affected by the following individually significant items:

- The consolidated entity re-acquired 10 per cent interest in Prepayment Cards Limited. As a result of this transaction, the consolidated entity has reversed an amount of $14.0 million of prior years' profit (which includes foreign exchange movements and adjustments to equity accounted losses applicable to the investment) in the current period.
- Provision for diminution applicable to investments accounted for using the equity method, including Prepayment Cards Limited, Triumphant Launch Sdn Bhd and ECard Pty Ltd. These investments have been written down to a book value of nil. The amount of the write-down applicable to these investments was $58.9 million.
- Provision for diminution applicable to other financial assets amounting to $0.5 million. This adjustment relates to a mark to market adjustment applicable to the recoverable value of the investments.
- The current period's results include a provision for project losses and delays amounting to $15.2 million. This provision has been raised in accordance with the consolidated entity's stated policy. Where it is probable that a loss will arise from a contract, the excess of total costs over revenue is recognised as an expense immediately.
- Accelerated amortisation of borrowing costs applicable to the Public Convertible Note issue has been fully expensed during the period. The amount reflected as an individually significant item represents the unamortised balance of borrowing costs at 31 December 2001 representing $3.6 million.
- The consolidated entity had brought to account project receivables and claims in respect of certain contracts. The consolidated entity has recognised a provision for recoverability in respect of these receivables and claims amounting to $21.1 million. The consolidated entity is seeking compensation in respect of these contracts and will review the recoverability of these receivables and claims on an ongoing basis.
- The consolidated entity has brought to account sundry provisions applicable to certain business restructure costs amounting to $4.1 million. These costs will be incurred in the re-alignment of the consolidated entity's structure to meet the strategic direction of the consolidated entity.
- The consolidated entity's results included accelerated amortisation applicable to software development costs and technology licences of $38.0 million. This amount reflects a write down of technology created and acquired by the consolidated entity.
- The consolidated entity entered into a sub-licence agreement for the sale of third-party technology to an unrelated company. The consolidated entity received cash consideration of $7.7 million applicable to the sub-licence and derived a profit of $3.0 million.

Rounding of Amounts to Nearest Thousand Dollars

The company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the Directors' report and financial report. Amounts in the Directors' report and financial report have been rounded off to the nearest thousand dollars in accordance with that Class Order.

This report is made in accordance with a resolution of the Directors.

P J Fogarty
Director

D J Humann
Director

Perth
15 March 2002

ERG Limited and Controlled Entities

Consolidated Statement of Financial Performance

For the half-year ended 31 December 2001

	2001 $'000	2000 $'000
Revenue from operating activities	110,309	160,984
Revenue from outside the operating activities	26,090	23,196
Total revenue from ordinary activities	136,399	184,180
Changes in inventories of raw materials, finished goods and work in progress	(15,598)	(6,520)
Employee benefits expense	(28,154)	(22,793)
Other labour costs	(31,299)	(40,306)
Depreciation	(6,167)	(4,517)
Amortisation	(5,022)	(4,105)
Accelerated amortisation write-down	(37,971)	--
Equity associates write-down	(58,876)	--
Doubtful debts provision	(22,913)	--
Other expenses from ordinary activities	(103,953)	(73,476)
Borrowing costs	(17,349)	(13,056)
Share of net loss of associates accounted for using the equity method	(4,664)	(2,972)
(Loss)/profit from ordinary activities before income tax expense	(195,567)	16,435
Income tax expense	(3,870)	(303)
(Loss)/profit from ordinary activities after income tax expense	(199,437)	16,132
Net profit attributable to outside equity interest	--	--
Net (loss)/profit attributable to members of ERG Limited	(199,437)	16,132
Net exchange differences on translation of financial report of foreign controlled entities	646	1,085
Total changes in equity other than those resulting from transactions with owners as owners	(198,791)	17,217
	Cents	Cents
Basic (loss)/earnings per share	(31.1)	2.5
Diluted (loss)/earnings per share	(31.1)	2.3

The above consolidated statement of financial performance should be read in conjunction with the accompanying notes.

ERG Limited and Controlled Entities

Consolidated Statement of Financial Position

As at 31 December 2001

	Dec 2001 $'000	June 2001 $'000
Current Assets		
Cash assets	118,175	32,054
Receivables	115,327	163,255
Inventories	64,780	52,880
Other	14,358	8,899
Total current assets	312,640	257,088
Non-Current Assets		
Receivables	41,838	23,964
Inventories	97,369	78,724
Investments accounted for using the equity method	—	65,351
Other financial assets	50,463	66,806
Property, plant and equipment	159,396	190,772
Deferred tax assets	—	23,593
Intangible assets		1,599
Other	464	3,584
Total non-current assets	349,530	454,393
Total assets	662,170	711,481
Current Liabilities		
Payables	116,245	84,354
Interest-bearing liabilities	90,228	13,000
Tax liabilities	608	1,001
Provisions	17,022	16,258
Other	6,114	9
Total current liabilities	230,217	114,622
Non-Current Liabilities		
Payables	—	15,336
Interest-bearing liabilities	247,071	287,049
Deferred tax liabilities	—	19,625
Provisions	588	364
Other	1,300	1,300
Total non-current liabilities	248,959	323,674
Total liabilities	479,176	438,296
Net assets	182,994	273,185
Equity		
Parent entity interest		
Contributed equity	341,020	232,420
Reserves	(2,187)	(2,833)
(Accumulated losses) retained profits	(178,872)	20,565
Total parent entity interest	159,961	250,152
Outside equity interests in controlled entities	23,033	23,033
Total equity	182,994	273,185

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

ERG Limited and Controlled Entities

Consolidated Statement of Cash Flows

For the half-year ended 31 December 2001

	2001 $'000	2000 $'000
Cash Flows from Operating Activities		
Receipts from customers (inclusive of goods and services tax)	141,492	178,392
Payments to suppliers and employees (inclusive of goods and services tax)	(160,605)	(119,566)
Interest received	1,112	6,238
Income taxes paid	(295)	--
Borrowing costs	(12,748)	(12,133)
Research and development expenditure	(5,425)	(12,884)
Net cash (outflow) inflow from operating activities	(36,469)	40,047
Cash Flows from Investing Activities		
Research and development expenditure	(12,023)	(29,428)
Repayments from associated entity	1,939	16,227
Payments for investment in associated entity	(294)	--
Payments for property, plant and equipment	(9,197)	(2,031)
Payments for investments	(6,068)	(1,312)
Proceeds from sale of property, plant and equipment	789	7,627
Proceeds from sale of investment	22,604	--
Proceeds from sale of business assets	--	8,832
Expenses relating to sale of business assets	--	(2,045)
Loans to other entities	(485)	--
Net cash outflow from investing activities	(2,735)	(2,630)
Cash Flows from Financing Activities		
Proceeds from issue of shares	86,220	2,591
Dividends paid	(4,663)	(3,651)
Repayment of borrowings	--	(565)
Proceeds from borrowings	45,000	--
Repayment of commercial bills	--	(4,731)
Repayment of finance lease principal payments	(615)	(5,955)
Net cash inflow (outflow) from financing activities	125,942	(12,311)
Net increase in cash held	86,738	25,106
Cash at the beginning of the financial year	20,512	134,384
Effects of exchange rate changes on opening cash	(184)	(454)
Cash at the end of the reporting period	107,066	159,036

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

ERG Limited and Controlled Entities

Notes to the Consolidated Financial Statements

For the half-year ended 31 December 2001

Note 1. Basis of Preparation of Half-Year Financial Report

This general purpose financial report for the interim half-year reporting period ended 31 December 2001 has been prepared in accordance with Accounting Standard AASB 1029: *Interim Financial Reporting*, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board and the *Corporations Act 2001*.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2001 and any public announcements made by ERG Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

The accounting policies adopted are consistent with those of the previous financial year and corresponding half-year.

The Directors of ERG Limited resolved, following a comprehensive review of the carrying values of assets at 31 December 2001, to write down the carrying value of a number of the consolidated entity's current and non-current assets. Also, the consolidated entity incurred a substantial operating loss and negative cash flows during the half-year ending 31 December 2001. This has resulted in the consolidated entity breaching a number of its banking covenants as calculated at and for the period ending 31 December 2001.

As previously disclosed in the 30 June 2001 financial report, the consolidated entity is developing and commercialising its smart card and electronic ticketing solutions. The future cash flows of the consolidated entity depend on future events which involve risks and uncertainties, some of which are outside the control of the consolidated entity. These events include economic conditions in the markets in which the consolidated entity operates, consumer acceptance of smart card and electronic ticketing solutions, the timing and result of tender decisions and general achievement of the consolidated entity's business forecasts.

The continuing viability of the consolidated entity and its ability to continue as a going concern and meet its debts and commitments as and when they fall due is dependent upon :

- the consolidated entity being successful in negotiating with its current bankers whereby they continue to provide ongoing finance and access to facilities despite the existence of current and potential future covenant breaches; and
- the completion of sufficient other contractual and funding initiatives on a timely basis.

As a result of these matters, there is significant uncertainty whether the consolidated entity will continue as a going concern and, therefore, whether it will realise its assets and settle its liabilities and commitments in the normal course of business and at the amounts stated in the half-year financial report. However, the Directors believe that the consolidated entity will be successful in the above matters and, accordingly, have prepared the half-year financial report on a going concern basis. At this time, the Directors are of the opinion that no asset is likely to be realised for an amount less than the amount at which it is recorded in the half-year financial report at 31 December 2001. Accordingly, no adjustments have been made to the half-year financial report relating to the recoverability and classification of the asset carrying amounts or the amounts and classification of liabilities that might be necessary should the consolidated entity not continue as a going concern.

ERG Limited and Controlled Entities

Notes to the Consolidated Financial Statements

For the half-year ended 31 December 2001

Note 2. Segment Information

Primary Reporting – Business Segments

Half-year 2001	Supply, installation and projects $'000	Infrastructure and cards businesses $'000	Research and development, corporate support and financing $'000	Telecoms $'000	Intersegment eliminations $'000	Consolidated $'000
Sales to customers outside the consolidated entity	70,801	39,457	51	--	--	110,309
Intersegment sales	--	--	--	--	--	--
Share of net loss of associates	--	(4,664)	--	--	--	(4,664)
Other revenue	298	796	24,996	--	--	26,090
Total segment revenue	71,099	35,589	25,047	--	--	131,735
Operating result before individually significant items	821	(17,081)	(26,969)	--	--	(43,229)
Individually significant items	(6,812)	(133,513)	(12,013)	--	--	(152,338)
Segment result	(5,991)	(150,594)	(38,982)	--	--	(195,567)
Unallocated expenses						--
Consolidated operating loss before income tax						(195,567)
Segment assets	179,230	278,571	204,369	--	--	662,170
Unallocated assets						--
Total assets						662,170
Half-year 2000						
Sales to customers outside the consolidated entity	83,217	34,643	81	43,043	--	160,984
Intersegment sales	--	--	--	1,279	(1,279)	--
Share of net loss of associates	--	(2,972)	--	--	--	(2,972)
Other revenue	994	11	7,130	15,061	--	23,196
Total segment revenue	84,211	31,682	7,211	59,383	(1,279)	181,208
Operating result before individually significant items	(4,226)	(14,364)	(12,499)	2,122	--	(28,967)
Individually significant items	34,123	--	6,108	5,171	--	45,402
Segment result	29,897	(14,364)	(6,391)	7,293	--	16,435
Unallocated expenses						--
Consolidated operating profit before income tax						16,435
Segment assets	154,255	298,673	283,049	--	--	735,977
Unallocated assets						--
Total assets						735,977

ERG Limited and Controlled Entities

Notes to the Consolidated Financial Statements

For the half-year ended 31 December 2001

Note 3. Individually Significant Items

	Half-year	
	2001 $'000	2000 $'000
Gains		
Technology licence fees	3,046	123
Net gain on sale of business and plant and equipment		
Cash consideration	--	44,162
Carrying amount/costs incurred on sale	--	(4,868)
Gain on sale of business	--	39,294
Profit on sale of shares in former controlled entity		
Proceeds on sale of shares	--	5,985
Carrying amount of investment and related costs	--	--
Gain on sale of shares	–	5,985
Expenses		
Reversal of prior year profit, exchange movements and equity losses applicable to Prepayment Cards Limited	(13,990)	--
Provision for diminution applicable to investments account for using the equity method (unlisted companies)	(58,876)	--
Provision for diminution of other financial assets	(481)	--
Provision for project losses and delays	(15,238)	--
Accelerated amortisation of borrowing costs	(3,631)	--
Provision for recoverability of project receivables and claims	(21,055)	--
Sundry provisions	(4,142)	--
Provision for accelerated amortisation of software development costs and technology licence rights	(37,971)	--

ERG Limited and Controlled Entities
Notes to the Consolidated Financial Statements
For the half-year ended 31 December 2001

Note 4. Contingent Liabilities

	Half-year 2001 $'000	Half-year 2000 $'000
Details and estimates of maximum amounts of contingent liabilities are as follows:		
Controlled Entities		
Secured guarantees by ERG Limited in respect of bank overdrafts, commercial bills, leasing and other facilities provided by ERG Limited's banker to controlled entities	--	--
ERG Limited has provided a guarantee to the State Government of Western Australia in support of the purchase of the land at Balcatta, Western Australia by a controlled entity	--	--
ERG Property Pty Ltd, as trustee for The Energy Research Group Unit Trust (ERG Trust), is the owner of land and buildings at Balcatta, Western Australia. ERG Trust has given a first mortgage over the land to the State Government of Western Australia. In addition, ERG Property Pty Ltd and ERG Trust are jointly and severally liable for repayment of the loan	--	--
Secured guarantees given by ERG Limited and controlled entities in support of other leasing facilities	320	106
ERG Limited has granted a guarantee and indemnity to the Public Transport Corporation of Victoria, Australia in connection with the monetary performance obligations of OneLink Transit Systems Pty Ltd (OLT) arising from various automated fare collection system contracts. ERG Limited holds cross indemnities, via various agreements with its co-shareholders in OneLink Holdings Pty Ltd in respect to the performance of the respective co-shareholders' delivery obligations	--	--
Secure performance obligations of certain controlled entities under a business sale agreement to SCI Systems Inc	--	--
Secure performance obligations of certain controlled entities under a business purchase agreement to Prepayment Cards Limited	--	--
Other Persons		
ERG Limited has granted a guarantee to the Australian and New Zealand Banking Group Limited in connection with refinancing of AFC Equipment Co Pty Ltd (AFC) assets. Under this guarantee, ERG Limited has provided an irrevocable guarantee for the performance of obligations of AFC and has guaranteed the secured monies	66,066	62,000

ERG Limited and Controlled Entities
Notes to the Consolidated Financial Statements
For the half-year ended 31 December 2001

Note 4. Contingent Liabilities (continued)

	Half-year	
	2001 $'000	**2000 $'000**
Bank guarantees and performance bonds held by contracting parties in the normal course of business	207,275	35,049
Maintenance charges raised against a controlled entity. The validity of these charges is in dispute and the charges have not been brought to account	833	833
Work being undertaken by project contractors to a controlled entity. The financial liability of these costs has not yet been resolved or brought to account	2,425	2,425
Potential liquidated damages associated with project deliverables that are subject to customer certification and acceptance	2,207	2,146

ERG Limited and Controlled Entities

Directors' Declaration

The Directors declare that the financial statements and notes set out on pages 8 to 15 :

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(b) give a true and fair view of the consolidated entity's financial position as at 31 December 2001 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date.

In the Directors' opinion there are reasonable grounds to believe that ERG Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

P J Fogarty
Director

D J Humann
Director

Perth
15 March 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
The Quadrant
1 William Street
PERTH WA 6000
GPO Box D198
PERTH WA 6840
Telephone (08) 9238 3000
Facsimile (08) 9238 3999
DX 77 Perth

Independent review report to the members of

ERG Limited

Scope

We have reviewed the financial report of ERG Limited (the Company) for the half-year ended 31 December 2001 as set out on pages 8 to 16. The Company's directors are responsible for the financial report which includes the consolidated financial statements of the consolidated entity comprising the Company and the entities it controlled at the end of, or during, the half-year. We have performed an independent review of the financial report in order for the Company to lodge the financial report with the Australian Securities & Investments Commission. This review was performed in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029: Interim Financial Reporting, other mandatory professional reporting requirements and the Corporations Act 2001 in Australia relating to half yearly financial reports, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. The review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of the Company is not in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2001 and of its performance for the half-year ended on that date; and

(ii) complying with Accounting Standard AASB 1029: Interim Financial Reporting and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements.

PRICEWATERHOUSECOOPERS

Inherent uncertainty regarding continuation as a going concern

Without qualification to the statement made above, attention is drawn to the following matter. As a result of the matters described in Note 1, there is significant uncertainty whether the consolidated entity will be able to continue as a going concern and therefore whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report.

PricewaterhouseCoopers
Chartered Accountants

A J Good
Partner

Perth, Western Australia
15 March 2002